FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For June 5, 2008

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated June 5, 2008

2.

Material Change Report dated June 5, 2008 (re: June 5 /08 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   x         Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __x _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  June 5, 2008

By:

“Richard Fifer”

 (Name)

Its:

President and Chief Executive Officer

(Title)

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Closes Second Tranche of Senior Secured Notes Financing

Vancouver, BC – June 5, 2008:  Further to its news releases dated April 28, 2008, and May 22, 2008, Petaquilla Minerals Ltd. (the “Company”) announces that it has closed the second tranche of its Senior Secured Notes financing (the “Financing), issuing a total of 10,000 Units and raising gross proceeds of $10,000,000 USD.

Each Unit consists of one Senior Secured Note in the principal amount of $1,000 USD (each a “Note”) of the Company and warrants (each a “Warrant”) to purchase 382 common shares in the capital of the Company (each such share a “Warrant Share”).  Each Warrant entitles the holder to purchase one common share at an initial exercise price of $2.30 CAD per Warrant Share for a period of five years from closing.  The Warrants shall contain weighted average anti-dilution price protection with a floor equivalent to $2.15 CAD.  If the volume weighted average trading price of the common shares of the Company, as traded on the Toronto Stock Exchange, exceeds $6.00 CAD per share for a period of 20 consecutive trading days and the average daily trading volume exceeds 50,000 common shares for such 20 consecutive trading days, the Company shall have the right to give notice to each Warrant holder requiring the exercise of the Warrants within a thirty (30) day period.

The Notes will mature five years from date of issuance at 120% of the principal amount of such Notes; provided however that in the event of a “change of control” of the Company, the Notes shall be immediately due and payable.  After 24 months from the date of issuance of a Note, a holder of a Note shall have the right to cause the Company to purchase all of its Notes then outstanding at a price equal to the sum of (a) 120% of the principal amount of such Notes to be purchased and (b) accrued and unpaid interest on the principal amount of the Notes.  The Company shall have the right to prepay the Notes at any time for an amount equal to 120% of the principal amount of such Notes and accrued and unpaid interest on the principal amount of the Notes (it being understood that any and all prepaid interest shall be forfeited as a penalty).

The Notes will bear interest at an annual rate of fifteen percent (15%), in which the first twelve months shall be prepaid in full at the time of issuance of the Note.  All interest payments will be grossed up for Canadian withholding tax, if any.

The Notes will be guaranteed, on a joint and several basis, by all the assets of the Company and of the Company’s five wholly-owned subsidiaries: Adrian Resources (BVI) Ltd., Petaquilla Minerals, S.A, Petaquilla Gold, S.A. Compania Minera Belencillo, S.A., Petaquilla Infraestructura, S.A. and Aqua Azure, S.A.  (collectively, the “Guarantors”) and the indebtedness represented by the Notes will be senior to all other indebtedness of the Company and the Guarantors.

The Notes and the Warrants will be transferable, subject to compliance with United States and Canadian applicable securities laws.  The offered securities have not been and will not be registered under the US Securities Act of 1933, as amended (the “U.S. Securities Act”), or applicable state securities laws, and may not be offered or sold within the United States or to, or for the account or benefit of, “U.S. persons”, as such term is defined in Regulation S under the U.S. Securities Act, absent registration thereunder or in transactions exempt from such registration requirements.

All securities distributed under the Financing (the Notes, the certificates for the Warrants and the certificates for the Warrant Shares) are subject to a four-month plus one day hold period expiring on October 5, 2008.

In connection with the closing of each tranche of the Financing, the Company will pay the agent a 5% cash commission on the gross proceeds raised by the agent per tranche of the Financing and issue to the agent 4% of the number of Warrants issued per tranche of the Financing.  The warrants issued to the agent shall bear the same terms and conditions as the Warrants issued to the purchasers of the Notes.  Also, the Company will pay the lead investor upon closing of each tranche of the Financing a 5% due diligence fee on the gross proceeds raised per tranche of the Financing.

The proceeds from the Financing will be used for the completion of the Molejon Gold Plant in Panama and for working capital purposes.

Forward looking information - This news release may contain forward-looking statements.  These statements relate to future events, such as the usage of Financing proceeds, or future performance and reflect management's expectations or beliefs regarding future events including business and economic conditions and the Company's growth, results of operations, performance and business prospects and opportunities.  Such forward-looking statements reflect management's current beliefs and are based on information currently available to management.  In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue", "target", "intend" or the negative of these terms or other comparable terminology.  By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and a number of factors could cause actual events or results to differ materially from the results discussed in the forward-looking statements.  In evaluating these statements, readers should specifically consider various factors that may cause actual results to differ materially from any forward-looking statement.  These factors include, but are not limited to, market and general economic conditions, the nature of the mining industry and the risks and uncertainties detailed from time to time in the Company's filings on EDGAR.  These forward-looking statements are made as of the date of this document, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

About Petaquilla Minerals Ltd. – Petaquilla Minerals Ltd. is an emerging gold producer scheduled to bring its 100%-owned Molejon Gold Project into production in 2008.  Anticipated throughput for the project during the first year of production will be 2200 tonnes per day.  The plant will utilize three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Toll-free: 1-877-694-0021

www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
 THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”) 410 -
475 West Georgia Street

Vancouver, British Columbia V6B 4M9

Item 2.

Date of Material Change

June 5, 2008

Item 3.

News Release

The Company’s news release dated June 5, 2008, was disseminated by Marketwire, Incorporated on June 5, 2008.

Item 4.

Summary of Material Change

Further to its news releases dated April 28, 2008, and May 22, 2008, the Company announced that it has closed the second tranche of its Senior Secured Notes financing issuing a total of 10,000 Units and raising gross proceeds of $10,000,000 USD.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 5 1-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Richard Fifer, President and Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.

Date of Report

Dated June 5, 2008

PETAQUILLA MINERALS LTD.

Per:

“Richard Fifer” Richard Fifer

President and Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Richard Fifer

Contact Telephone number:

604-694-0021

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Closes Second Tranche of Senior Secured Notes Financing

Vancouver, BC – June 5, 2008:  Further to its news releases dated April 28, 2008, and May 22, 2008, Petaquilla Minerals Ltd. (the “Company”) announces that it has closed the second tranche of its Senior Secured Notes financing (the “Financing), issuing a total of 10,000 Units and raising gross proceeds of $10,000,000 USD.

Each Unit consists of one Senior Secured Note in the principal amount of $1,000 USD (each a “Note”) of the Company and warrants (each a “Warrant”) to purchase 382 common shares in the capital of the Company (each such share a “Warrant Share”).  Each Warrant entitles the holder to purchase one common share at an initial exercise price of $2.30 CAD per Warrant Share for a period of five years from closing.  The Warrants shall contain weighted average anti-dilution price protection with a floor equivalent to $2.15 CAD.  If the volume weighted average trading price of the common shares of the Company, as traded on the Toronto Stock Exchange, exceeds $6.00 CAD per share for a period of 20 consecutive trading days and the average daily trading volume exceeds 50,000 common shares for such 20 consecutive trading days, the Company shall have the right to give notice to each Warrant holder requiring the exercise of the Warrants within a thirty (30) day period.

The Notes will mature five years from date of issuance at 120% of the principal amount of such Notes; provided however that in the event of a “change of control” of the Company, the Notes shall be immediately due and payable.  After 24 months from the date of issuance of a Note, a holder of a Note shall have the right to cause the Company to purchase all of its Notes then outstanding at a price equal to the sum of (a) 120% of the principal amount of such Notes to be purchased and (b) accrued and unpaid interest on the principal amount of the Notes.  The Company shall have the right to prepay the Notes at any time for an amount equal to 120% of the principal amount of such Notes and accrued and unpaid interest on the principal amount of the Notes (it being understood that any and all prepaid interest shall be forfeited as a penalty).

The Notes will bear interest at an annual rate of fifteen percent (15%), in which the first twelve months shall be prepaid in full at the time of issuance of the Note.  All interest payments will be grossed up for Canadian withholding tax, if any.

The Notes will be guaranteed, on a joint and several basis, by all the assets of the Company and of the Company’s five wholly-owned subsidiaries: Adrian Resources (BVI) Ltd., Petaquilla Minerals, S.A, Petaquilla Gold, S.A. Compania Minera Belencillo, S.A., Petaquilla Infraestructura, S.A. and Aqua Azure, S.A.  (collectively, the “Guarantors”) and the indebtedness represented by the Notes will be senior to all other indebtedness of the Company and the Guarantors.

The Notes and the Warrants will be transferable, subject to compliance with United States and Canadian applicable securities laws.  The offered securities have not been and will not be registered under the US Securities Act of 1933, as amended (the “U.S. Securities Act”), or applicable state securities laws, and may not be offered or sold within the United States or to, or for the account or benefit of, “U.S. persons”, as such term is defined in Regulation S under the U.S. Securities Act, absent registration thereunder or in transactions exempt from such registration requirements.

All securities distributed under the Financing (the Notes, the certificates for the Warrants and the certificates for the Warrant Shares) are subject to a four-month plus one day hold period expiring on October 5, 2008.

In connection with the closing of each tranche of the Financing, the Company will pay the agent a 5% cash commission on the gross proceeds raised by the agent per tranche of the Financing and issue to the agent 4% of the number of Warrants issued per tranche of the Financing.  The warrants issued to the agent shall bear the same terms and conditions as the Warrants issued to the purchasers of the Notes.  Also, the Company will pay the lead investor upon closing of each tranche of the Financing a 5% due diligence fee on the gross proceeds raised per tranche of the Financing.

The proceeds from the Financing will be used for the completion of the Molejon Gold Plant in Panama and for working capital purposes.

Forward looking information - This news release may contain forward-looking statements.  These statements relate to future events, such as the usage of Financing proceeds, or future performance and reflect management's expectations or beliefs regarding future events including business and economic conditions and the Company's growth, results of operations, performance and business prospects and opportunities.  Such forward-looking statements reflect management's current beliefs and are based on information currently available to management.  In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue", "target", "intend" or the negative of these terms or other comparable terminology.  By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and a number of factors could cause actual events or results to differ materially from the results discussed in the forward-looking statements.  In evaluating these statements, readers should specifically consider various factors that may cause actual results to differ materially from any forward-looking statement.  These factors include, but are not limited to, market and general economic conditions, the nature of the mining industry and the risks and uncertainties detailed from time to time in the Company's filings on EDGAR.  These forward-looking statements are made as of the date of this document, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

About Petaquilla Minerals Ltd. – Petaquilla Minerals Ltd. is an emerging gold producer scheduled to bring its 100%-owned Molejon Gold Project into production in 2008.  Anticipated throughput for the project during the first year of production will be 2200 tonnes per day.  The plant will utilize three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Toll-free: 1-877-694-0021

www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
 THE INFORMATION CONTAINED HEREIN.